Benaco, Inc.

K Červenemu Vrchu 845/2b, Apt. 223

Prague 6, Czech Republic 160 00

Tel. 011-420-77777-2181

E-mail: benacoinc@gmail.com

June 2, 2011

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Ms. Lisa Kohl or Ms. Catherine T. Brown

Re: Benaco, Inc.

Amendment No.1 to

Registration Statement on Form S-1,

Filed on May 17, 2011

Filing No. 333-173476

Dear Ms. Kohl and Ms. Brown:

Further to your letter dated May 31, 2010, concerning the deficiencies in Amendment No.1 to Registration Statement on Form S-1 filed on May 17, 2011, we provide the following responses:

General

1. We note your response to comment two in our letter dated May 10, 2011. Please provide further clarification about the amount of capital that will be necessary for you to commence operations over the next twelve months, including whether the amounts disclosed are net offering expenses. In this regard, we note the following statements:

• “If we are unable to obtain minimum funding of approximately $30,000, our business may fail.” (page 5)

• “We anticipate that we must raise the minimum capital of approximately $10,000 to continue as a going concern and the minimum capital of $30,000 to commence operations for the 12-month period.” (page 7)

• “However, if we sell half of the securities offered for sale by the Company and raise the gross proceeds of $45,000, the net proceeds of $35,000 will satisfy cash requirements for 12 months and we will not be required to raise additional funds to meet operating expenses.” (page 17)

• “If half of shares is sold for the gross proceeds of $45,000 and net proceeds of $35,000 it will likely allow us to operate for at least one year and have the capital resources required to cover the material costs with becoming a publicly reporting company.” (page 20)

• “Should the Company fail to sell less than half of its shares under this offering the Company would be forced to scale back or abort completely the implementation of its 12-month plan of operation.” (page 20)

In revising your disclosure, also further explain the services associated with the “Legal and Professional fees” disclosed in the table at the bottom of page 18, including whether these fees are offering expenses or the expenses that you expect to incur as a reporting company. In this regard, we note the fees listed are the same under each offering proceeds scenario and that you state elsewhere in your filing that only if you sell at least half of the shares in this offering will you be able to meet the costs associated with becoming a reporting company.

Response:  In response to this comment the company provided further clarification about the amount of capital that will be necessary for us to commence operations over the next twelve months. We also clarified throughout the prospectus that the offering expenses have been already paid by Benaco, Inc.:

• “If we are unable to obtain minimum funding of approximately $35,000, our business may fail. The offering expenses have been already paid.” (page 5)

• “We anticipate that we must raise the minimum capital of approximately $10,000 to continue as a going concern and the minimum capital of $35,000 to commence operations for the 12-month period.” (page 7)

• “However, if we sell half of the securities offered for sale by the Company and raise the gross proceeds of $45,000, the net proceeds of $35,000 will satisfy cash requirements for 12 months as the offering expenses have been already paid and we will not be required to raise additional funds to meet operating expenses.” (page 17)

• “If half of shares is sold for the gross proceeds of $45,000 and net proceeds of $35,000 it will likely allow us to operate for at least one year and have the capital resources required to cover the material costs with becoming a publicly reporting company. The offering expenses have been already paid” (page 20)

• “Should the Company fail to sell less than half of its shares under this offering which is the gross proceeds of $45,000 and net proceeds of $35,000 the Company would be forced to scale back or abort completely the implementation of its 12-month plan of operation.” (page 20)

The company also explained the services associated with the “Legal and Professional fees” disclosed in the table at the bottom of page 18:

Legal and Professional fees are the expenses that we expect to incur as a reporting company such as legal, accounting and auditor’s fees. In order to maintain a reporting status the company has to pay these fees regardless the number of shares sold in this offering.

2. We note your response to comment five in our letter dated May 10, 2011, however there are additional references to “him” and “he” in your registration statement. For example, on page 19 you state that Ms. Belykh will devote limited time to your operations and that such operations will “occur at times which are convenient to him.” Please revise throughout.

Response:  In response to this comment the company revised its statements throughout the prospectus.

Prospectus Cover Page

3. We note your response to comment six in our letter dated May 10, 2011 and the related revisions to your filing. Please also state that any funds received and deposited into your bank account may be reached by your creditors.

Response:  In response to this comment the company stated that any funds received and deposited into our bank account may be reached by our creditors:

We have not made any arrangements to place funds in an escrow, trust or similar account. Any funds received as a part of this offering will be immediately deposited into our bank account. Any funds received and deposited into our bank account may be reached by our creditors. If we fail to raise enough capital to commence operations investors may lose their entire investment and will not be entitled to a refund.

Use of Proceeds, page 12

4. We note your response to comment 15 in our letter dated May 10, 2011 that each individual use of proceeds is disclosed in the order of priority in which any such proceeds will be used. Please state this in your filing. See Instruction 1 to Item 504 of Regulation S-K.

Response:  In response to this comment the company stated in its filing that each individual use of proceeds is disclosed in the order of priority in which any such proceeds will be used:

Our offering is being made on a self-underwritten, best-efforts basis: no minimum number of shares must be sold in order for the offering to proceed. The offering price per share is $0.03. The following table sets forth the uses of proceeds assuming the sale of 33.33%, 66.67% and 100%, respectively, of the securities offered for sale by the Company.  Each individual use of proceeds is disclosed in the order of priority in which any such proceeds will be used. The offering scenarios presented are for illustrative purposes only, the actual amount of proceeds, if any, may differ. There is no assurance that we will raise the full $90,000 as anticipated.

Management’s Discussion and Analysis or Plan of Operation, page 16

Plan of Operation, page 17

5. Please provide more detail regarding your intended use of proceeds for your marketing campaign, if known. In this regard, please tell us those marketing activities you plan to commence if you only sell one-third of the shares and those marketing activities you will commence if you sell two-thirds or all of the shares offered.

Response:  In response to this comment the company stated that currently we do not have details regarding the intended use of proceeds for our marketing campaign.

Commence marketing campaign. Time Frame: 5th-12th months. Estimated cost $12,000.

Once our website is operational we will start our marketing campaign. We intend to develop and maintain a database of potential customers who may want to purchase Bohemian crystal chandeliers from us. We will follow up with these clients periodically, send them our new catalogues and offer them presentations and special discounts from time to time. We plan to print catalogues and flyers and mail them to potential customers. We intend to use marketing strategies, such as web advertisements, direct mailing, and phone calls to acquire potential customers. We also  expect  to get  new  clients  from  "word  of  mouth" advertising  where our clients will  refer  their  colleagues to us. We will encourage such advertising by rewarding those people who referred new clients to us. We also plan to attend shows and exhibitions in our industry. We intend to spend at least $12,000 on marketing efforts during the first year if we sell one-third of shares been offered. If we sell two-thirds of the shares offered and all of the shares offered we intend to spend $20,000 and $40,000 accordingly. Currently we do not have details regarding the intended use of proceeds for our marketing campaign. Marketing is an ongoing matter that will continue during the life of our operations.

6. We note your response to comment 22 in our letter dated May 10, 2011 and the related revisions to your disclosure. Please revise the table of your costs at the bottom of page 18 to disclose, if true, that the fifth row of costs corresponds to the costs associated with hiring a salesperson. Please also provide additional disclosure regarding the costs associated with setting up your office, in the event that you sell two-thirds or all of the shares offered. In this regard, we note that the breakdown provided at the bottom of page 17 amounts to only $2600.

Response:  In response to this comment the company revised the table of our costs at the bottom of page 18 to disclose, that the fifth row of costs corresponds to the costs associated with hiring a salesperson. We also provided additional disclosure regarding the costs associated with setting up our office, in the event that we sell two-thirds or all of the shares offered:

Upon completion of the offering we plan to set up office in Czech Republic and acquire the necessary equipment to begin operations. We believe that it will cost at least $2,500 to set up office and obtain the necessary equipment to begin operations. If we sell two-thirds of the shares offered we will buy better PCs with advanced features that will cost us $300-$500 more. In this case, set up costs will be approximately $3,000. In the event we sell all of the shares offered we will buy additional and more advanced software that will help us in everyday operations and in protection of our database. We will also buy more advanced equipment; therefore the office set up cots will be approximately $4,000.

Business, page 20

Potential Customers, page 22

7. We note your response to comment 24 in our letter dated May 10, 2011. As previously requested, please disclose how you plan to develop and maintain a database of potential customers. In this regard, it is not clear how you will identify potential customers for such a database. If you plan to create a database of potential customers as a result of the marketing strategies outlined in your disclosure, please state this fact.

Response:  In response to this comment the company disclosed how we plan to develop and maintain a database of potential customers:

As a result of the marketing strategies we intend to develop and maintain a database of potential customers who may want to purchase Bohemian crystal chandeliers from us. We will identify these customers when they call us or send emails with questions regarding our products leaving their contact information. Previously contacted customers, who showed some interest but did not buy any products, will also be added to our database.  We plan to identify potential customers at trade shows and exhibitions. Referrals from the existing customers will help us to develop a database of potential customers too. We will follow up with these clients periodically and offer them free information about the product updates, promotions and special discounts.

Marketing our Products, page 23

8. We note your response to comment 27 in our letter dated May 10, 2011 and the related revisions to your filing. Please also revise this section of your filing to disclose the ways in which Ms. Belykh will market your products.

Response:  In response to this comment the company disclosed the ways in which Ms. Belykh will market our products.

Our sole officer and director, Natalia Belykh, will be responsible for marketing of our services and product. Ms. Belykh will personally attend trade shows in our industry to showcase our product with a view to find new customers. We plan to print catalogues and flyers and mail them to potential customers. We intend to use marketing strategies, such as web advertisements, direct mailing, and phone calls to acquire potential customers. Ms. Belykh will contact all potential customers who responded to our advertising. We also  expect  to get  new  clients  from  "word  of  mouth" advertising  where our clients will  refer  their  friends, family members, neighbors and colleagues to us. We will offer our existing customers 3-5% of the net profits realized from successful referrals. If we sell more than two-third of the shares offered, we plan to hire additional sales personnel to help advertise and sell our products.

As a result of the marketing strategies we intend to develop and maintain a database of potential customers who may want to purchase Bohemian crystal chandeliers from us. We will identify these customers when they call us or send emails with questions regarding our products leaving their contact information. Previously contacted customers, who showed some interest but did not buy any products, will also be added to our database.  We plan to identify potential customers at trade shows and exhibitions. Referrals from the existing customers will help us to develop a database of potential customers too. We will follow up with these clients periodically and offer them free information about the product updates, promotions and special discounts.

Agreement with our Supplier, page 23

9. We note your response to comment 29 in our letter dated May 10, 2011. As previously requested, please state whether there is any limit on the amount that your supplier may adjust prices. Also state whether there is any quantitative amount that constitutes a “reasonable adjustment” or whether the reasonable nature of the adjustment is associated with the factors driving such an adjustment. In making your revisions, state clearly whether your supplier’s ability to make adjustments is limited to adjustments with respect to foreign exchange rates or commodity prices, or that these are only examples of such adjustments.

Response:  In response to this comment the company clarified its statement regarding the quantitative amount that constitutes a “reasonable adjustment” and stated clearly that adjustments with respect to foreign exchange rates or commodity prices are only examples of such adjustments.

According to the Sales Distribution Agreement Hascrone S.R.O is entitled to make reasonable adjustment(s) to the price of the products. There is no quantitative amount that constitutes a “reasonable adjustment”; the reasonable nature of the adjustment will be associated with the factors driving such an adjustment. As an example, this may occur if foreign exchange rates or commodity prices change. Because the Bohemian Chandeliers manufacturers locate in Czech Republic, all their operations are in Czech Koruna. If Czech Koruna rises against U.S. Dollar our supplier will raise the prices. If commodity prices such as energy prices or raw material rise the Czech manufacturers will raise their prices. If these changes are insignificant, we expect to absorb any price adjustments. However if prices of Bohemian Chandeliers rise more than 5% we anticipate passing these costs onto our customers. Price competition could negatively affect our operating results. If our competitors do not change their prices while we increase it could adversely affect our business and operating results.

Nevada anti-takeover laws, page 29

10. We note your response to comment 36 in our letter dated May 10, 2011 and the related revisions to your filing. Please explain to us how you will ensure that no shares are sold to Nevada residents, including whether you will reject subscription agreements submitted by Nevada residents. Please also add a risk factor describing the change in control statutes which may be applicable to you in the event that you are not able to limit the number of Nevada shareholders that you have.

Response:  In response to this comment the company revised its statement to include that no shares will be sold to Nevada residents and  subscription agreements submitted by Nevada residents will be rejected. We also added a risk factor describing the change in control statutes which may be applicable to us in the event that we are not able to limit the number of Nevada shareholders.

Currently, we have no Nevada shareholders and since this offering will not be made in the State of Nevada, no shares will be sold to its residents and subscription agreements submitted by Nevada residents will be rejected by Benaco, Inc. Further, we do not do business in Nevada directly or through an affiliate corporation and we do not intend to do so. Accordingly, there are no anti-takeover provisions that have the affect of delaying or preventing a change in our control.

Anti-takeover effects of certain provisions of Nevada State Law hinder a potential takeover of the company.

Though not now, we may be or in the future we may become subject to Nevada’s control share law. A corporation is subject to Nevada’s control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and it does business in Nevada or through an affiliated corporation. The law focuses on the acquisition of a “controlling interest” which means the ownership of outstanding voting shares sufficient, but for the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors:  (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more. The ability to exercise such voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that the acquiring person, and those acting in association with it, obtains only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to strip voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell its shares to others. If the buyers of those shares themselves do not acquire a controlling interest, their shares do not become governed by the control share law.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, any stockholder of record, other than an acquiring person, who has not voted in favor of approval of voting rights is entitled to demand fair value for such stockholder’s shares.

Nevada’s control share law may have the effect of discouraging takeovers of the corporation.

In addition to the control share law, Nevada has a business combination law which prohibits certain business combinations between Nevada corporations and “interested stockholders” for three years after the “interested stockholder” first becomes an “interested stockholder,” unless the corporation’s board of directors approves the combination in advance. For purposes of Nevada law, an “interested stockholder” is any person who is (i) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (ii) an affiliate or associate of the corporation and at any time within the three previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term “business combination” is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquiror to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of Nevada’s business combination law is to potentially discourage parties interested in taking control of us from doing so if it cannot obtain the approval of our board of directors.

Please direct any further comments or questions you may have to the company's attorney, David M. Loev at:

The Loev Law Firm, PC
6300 West Loop South
Suite 280
Bellaire, Texas 77401

Tel. (713) 524-4110

Fax.  (713) 524-4122

Thank you.

Sincerely,

/S/ Natalia Belykh

Natalia Belykh, President

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